EXHIBIT 99.1

Westport Fuel Systems Secures €7 Million Loan from Deutsche Bank

Further strengthens liquidity of Emer S.p.A in Brescia, Italy

VANCOUVER, British Columbia, Aug. 11, 2020 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) (TSX:WPRT / Nasdaq:WPRT) today announced that they have secured a €7 million loan from Deutsche Bank to improve liquidity during the COVID-19 pandemic and finance capital investments for long-term growth.

The six-year €7 million term loan was issued to Westport Fuel Systems’ Italian subsidiary, Emer S.p.A (“Emer”), under the Italian government’s Decreto Liquidità (“Liquidity Decree”), an enhanced framework of business support established to help manage the challenges of COVID-19. This loan provides Emer with improved liquidity for working capital, payroll, and capital investments.

“Our Italian facilities are in full-recovery mode and we remain focused on providing our customers around the world with affordable, market-ready, clean transportation solutions to support the green recovery,” said David M. Johnson, Chief Executive Officer of Westport Fuel Systems. “This loan from Deutsche Bank provides us with improved liquidity to ensure the financial and operational resilience of our Brescia plant which is an important part of our Westport HPDI 2.0TM and other OEM production.”

With the European Union’s Green Deal encompassing measures to foster the supply of low-carbon fuels, Westport Fuel Systems’ products are part of the solution to the increasing global demand for sustainable transportation.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow.  We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry.  Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges.  Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:

Shawn Severson
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com